**NEWCASTLE DISTRIBUTORS, LLC**

**STATEMENT OF INCOME AND MEMBER'S EQUITY**

**FOR THE YEAR ENDED DECEMBER 31, 2015**

**REVENUE**

| | |
|---|---:|
| Commissions and services fees | $ 120,000 |
| **TOTAL REVENUE** | 120,000 |

**EXPENSES**

| | |
|---|---:|
| Professional fees | 35,490 |
| Commissions and other expenses | 76,200 |
| Registration fees | 5,272 |
| Travel and entertainment | 10,706 |
| Insurance and other expenses | 2,245 |
| **TOTAL EXPENSES** | 129,913 |
| | |
| Net Income from Operations | (9,913) |

Other Income

| | |
|---|---:|
| Interest Income | 56 |
| | |
| **NET INCOME (LOSS)** | (9,857) |
| | |
| **MEMBER'S EQUITY AT BEGINNING OF YEAR** | 40,456 |
| Capital contributions | - |
| | |
| **MEMBER'S EQUITY AT END OF YEAR** | $ 30,599 |